SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

ROBOMATIX TECHNOLOGIES LTD. REPORTS POTENTIAL THIRD PARTY TENDER
OFFER FOR ITS SHARES

        TEL AVIV, Israel, May 9, 2005 /PRNewswire/ – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), reports the announcement by WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, that WorldGroup Holdings is convening a shareholders meeting to approve the publication by WorldGroup Holdings of a tender offer for the purchase of all of the issued and outstanding shares of Robomatix, at a price per share of $1.00.

        WorldGroup Holdings Ltd. is indirectly controlled by Silverboim Holdings Ltd., which is also the controlling shareholder of Robomatix, holding 60.84% of the issued share capital of the company. Accordingly, any transaction between WorldGroup Holdings and Silverboim is deemed an interested party transaction and subject to special approval requirements under Israeli law. In addition, the publication and terms of the tender offer will be subject to the provisions of Israeli and U.S. securities laws.

Forward Looking Statements
Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,”“expects,” “intends,” “estimates,” “anticipates”and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: May 9, 2005